UNITED STATES SECURITIES AND EXCHANGE COMMISSION

                             Washington, D.C. 20549


                                    FORM 6-K


       REPORT OF FOREIGN PRIVATE ISSUER PURSUANT TO RULE 13A-16 OR 15D-16

                    UNDER THE SECURITIES EXCHANGE ACT OF 1934


                          Dated as of February 25, 2003



                               NETIA HOLDINGS S.A.
 -------------------------------------------------------------------------------
                 (Translation of registrant's name into English)



                                 UL.POLECZKI 13
                              02-822 WARSAW, POLAND
 -------------------------------------------------------------------------------
                    (Address of principal executive office)



[Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.]

                        Form 20-F |X|     Form 40-F |_|


[Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.] Yes |_| No |X|

                                EXPLANATORY NOTE


Attached are the following items:


1. Press Release, dated February 17, 2003.

2. Press Release, dated February 17, 2003.

3. Press Release, dated February 21, 2003.


This current report on Form 6-K is hereby incorporated by reference into our Registration Statement on Form F-3 filed with the Securities and Exchange Commission on May 9, 2001 (File No. 333-13480).

FOR IMMEDIATE RELEASE
---------------------


                                      Contact:       Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     - or -
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44-(0)20-7936-0400
                                                     - or -
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     212-889-4350



         ACQUISITIONS OF SIGNIFICANT HOLDINGS IN NETIA'S SHARE CAPITAL
         -------------------------------------------------------------

WARSAW, Poland - February 17, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET,
NET2), Poland's largest alternative provider of fixed-line telecommunications services, announced today that it was informed about acquisitions of significant stakes in Netia's share capital. In accordance with received notices, as of February 10, 2002, each of the following entities owned significant stakes in Netia's share capital:

(i) affiliates of Montpelier Asset Management Ltd together acquired 33,932,573 series H shares representing 9.86% of Netia's share capital and 9.86% of the total voting power at Netia's general meeting of shareholders.

---------------------------------------------------- -------------------------------- -----------------------------------------

                                                                                      Percentage of Netia's share capital and
                      Company                                                            percentage of voting power at the
                                                        Number of series H shares         general meeting of shareholders
---------------------------------------------------- -------------------------------- -----------------------------------------
(1) Consulta Emerging Markets Debt Fund Limited                20,931,435                              6.084%
---------------------------------------------------- -------------------------------- -----------------------------------------

(2) Montpelier Funds Plc, Montpelier Global High                6,234,393                              1.812%
    Yield
---------------------------------------------------- -------------------------------- -----------------------------------------
                                                                5,449,848                              1.584%
(3) Cusco LLC
---------------------------------------------------- -------------------------------- -----------------------------------------
                                                                 664,265                               0.193%
(4) Ashfield Investments NV
---------------------------------------------------- -------------------------------- -----------------------------------------
                                                                 652,632                               0.19%
(5) Bessemer Trust Company
---------------------------------------------------- -------------------------------- -----------------------------------------

          In addition, Consulta Emerging Markets Debt Fund Limited owns 20,000 series A shares, Cusco LLC owns 20,000 shares and Nicholas Cournoyer, Managing Director of Montpelier Asset Management Ltd owns 3,000 series A shares of Netia Holdings S.A.

          As a result, Montpelier Asset Management Ltd and its affiliates jointly own 33,975,573 shares of Netia Holdings S.A. representing 9.87% of Netia's share capital and 9.87% of the total voting power at Netia's general meeting of shareholders;

(ii) affiliates of SISU Capital Limited together acquired 23,743,225 series H shares representing 6.9% of Netia's share capital and 6.9% of the total voting power at Netia's general meeting of shareholders.

-------------------------------------------------- -------------------------------- ------------------------------------------
                                                                                     Percentage of Netia's share capital and
                                                                                        percentage of voting power at the
                     Company                          Number of series H shares          general meeting of shareholders
-------------------------------------------------- -------------------------------- ------------------------------------------
(1) SISU Capital Fund Limited                                12,583,340                               3.66%
-------------------------------------------------- -------------------------------- ------------------------------------------
                                                              4,020,311                               1.17%
(2) SISU Capital Fund Limited II, Ltd
-------------------------------------------------- -------------------------------- ------------------------------------------
                                                              4,454,645                               1.29%
(3) SISU Capital Fund LP
-------------------------------------------------- -------------------------------- ------------------------------------------
                                                              2,684,929                               0.78%
(4) AVRO Master Fund
-------------------------------------------------- -------------------------------- ------------------------------------------



and

(iii) affiliates of Griffin Capital Management Ltd together acquired 20,464,262 series H shares representing 5.95% of the share capital of Netia Holdings S.A. and 5.95% of the total voting power at Netia's general meeting of shareholders.

-------------------------------------------------- -------------------------------- ------------------------------------------
                     Company                          Number of series H shares
                                                                                     Percentage of Netia's share capital and
                                                                                        percentage of voting power at the
                                                                                         general meeting of shareholders
-------------------------------------------------- -------------------------------- ------------------------------------------
(1) Griffin Eastern European Fund                            15,005,430                               4.36%
-------------------------------------------------- -------------------------------- ------------------------------------------

(2) Griffin European Equity Fund                               151,799                               0.044%
-------------------------------------------------- -------------------------------- ------------------------------------------

(3) Griffin European Opportunities Fund                        804,431                                0.23%
-------------------------------------------------- -------------------------------- ------------------------------------------

(4) Griffin Eastern European Value Fund                       4,502,966                               1.3%
-------------------------------------------------- -------------------------------- ------------------------------------------

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003 and its Current Report on Form 6-K filed with the Commission on February 14, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.



                                      # # #

FOR IMMEDIATE RELEASE
---------------------


                                       Contact:       Anna Kuchnio (IR)
                                                      +48-22-330-2061
                                                      Jolanta Ciesielska (Media)
                                                      +48-22-330-2407
                                                      Netia
                                                      - or -
                                                      Mark Walter
                                                      Taylor Rafferty, London
                                                      +44-(0)20-7936-0400
                                                      - or -
                                                      Abbas Qasim
                                                      Taylor Rafferty, New York
                                                      212-889-4350



          NETIA TO BE INCLUDED IN WARSAW STOCK EXCHANGE'S WIG20 INDEX
          -----------------------------------------------------------

WARSAW, Poland - February 17, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET,
NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced that pursuant to the resolution of the management board of the Warsaw Stock Exchange, Netia's shares will be included into the WIG20 Index, following the annual review of the indices to be performed on March 21, 2003 by the Warsaw Stock Exchange.

The WIG20 Index comprises shares of twenty of the largest companies listed on the primary market of the Warsaw Stock Exchange. Companies are selected based on their market capitalization and market turnover.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the

Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003, its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003, its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003 and its Current Report on Form 6-K filed with the Commission on February 14, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

FOR IMMEDIATE RELEASE
---------------------

                                      Contact:       Anna Kuchnio (IR)
                                                     +48-22-330-2061
                                                     Jolanta Ciesielska (Media)
                                                     +48-22-330-2407
                                                     Netia
                                                     - or -
                                                     Mark Walter
                                                     Taylor Rafferty, London
                                                     +44-(0)20-7936-0400
                                                     - or -
                                                     Abbas Qasim
                                                     Taylor Rafferty, New York
                                                     212-889-4350


     NETIA ISSUES A NOTICE TO HOLDERS OF 10% SENIOR SECURED NOTES DUE 2008
     ---------------------------------------------------------------------

WARSAW, Poland - February 21, 2003 - Netia Holdings S.A. ("Netia") (WSE: NET,
NET2), Poland's largest alternative provider of fixed-line telecommunications services, today announced that Netia Holdings B.V., its Dutch finance subsidiary, will exercise its right of redemption in respect of all of its outstanding 10% Senior Secured Notes due 2008, Cusip: 64114MAG5, ISIN:
XS0158458215 (the "Notes").

The terms of the redemption are as follows:

Redemption Date:    on March 24, 2003.

Redemption Price:   100% of par, plus unpaid and accrued interest to the
                    Redemption Date. Each holder will therefore be entitled on the Redemption Date to EUR 1,025.27 in respect of each denomination of EUR 1,000 of Notes held by it, including 91 days' accrued and unpaid interest of EUR 25.27. Interest on the Notes will thereupon cease to accrue as of the Redemption Date.

Some of the information contained in this news release contains forward-looking statements. Readers are cautioned that any such forward-looking statements are not guarantees of future performance and involve risks and uncertainties, and that actual results may differ materially from those in the forward-looking statements as a result of various factors. For a more detailed description of these risks and factors, please see Netia's filings with the Securities and Exchange Commission, including its Annual Report on Form 20-F filed with the Commission on March 28, 2002, its Current Report on Form 6-K filed with the Commission on April 3, 2002, its Current Reports on Forms 6-K filed with the Commission on May 6, 2002, its Current Report on Form 6-K filed with the Commission on May 7, 2002, its Current Report on Form 6-K filed with the

Commission on May 20, 2002, its Current Report on Form 6-K filed with the Commission on May 24, 2002, its Current Report on Form 6-K filed with the Commission on June 28, 2002, its Current Report on Form 6-K filed with the Commission on July 2, 2002, its Current Report on Form 6-K filed with the Commission on July 31, 2002, and its Current Report on Form 6-K filed with the Commission on August 2, 2002, its Current Reports on Form 6-K filed with the Commission on August 6, 2002, its Current Report on Form 6-K filed with the Commission on August 9, 2002, its Current Report on Form 6-K filed with the Commission on August 15, 2002 its Current Report on Form 6-K filed with the Commission on August 16, 2002, its Current Report on Form 6-K filed with the Commission on August 28, 2002, its Current Report on Form 6-K filed with the Commission on August 30, 2002, its Current Report on Form 6-K filed with the Commission on September 16, 2002, its Current Report on Form 6-K filed with the Commission on September 20, 2002, its Current Report on Form 6-K filed with the Commission on September 24, 2002, its Current Report on Form 6-K filed with the Commission on October 1, 2002, its Current Report on Form 6-K filed with the Commission on October 15, 2002, its Current Report on Form 6-K filed with the Commission on October 17, 2002, its Current Report on Form 6-K filed with the Commission on October 22, 2002, its Current Report on Form 6-K filed with the Commission on October 25, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 5, 2002, its Current Report on Form 6-K filed with the Commission on November 6, 2002, its Current Report on Form 6-K filed with the Commission on November 18, 2002 , its Current Report on Form 6-K filed with the Commission on November 21, 2002, its Current Reports on Form 6-K filed with the Commission on December 3, 2002, its Current Reports on Form 6-K filed with the Commission on December 10, 2002, its Current Report on Form 6-K filed with the Commission on December 23, 2002, its Current Report on Form 6-K filed with the Commission on January 8, 2003 and its Current Report on Form 6-K filed with the Commission on January 16, 2003, its Current Report on Form 6-K filed with the Commission on January 29, 2003 its Current Report on Form 6-K filed with the Commission on February 3, 2003, its Current Report on Form 6-K filed with the Commission on February 13, 2003 and its Current Report on Form 6-K filed with the Commission on February 14, 2003. Netia undertakes no obligation to publicly update or revise any forward-looking statements.


                                      # # #

                                   SIGNATURES


Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.



                                       Date:  February 25, 2003



                                       NETIA HOLDINGS S.A.

                                       By: /S/  AVRAHAM HOCHMAN
                                           ----------------------------------
                                       Name: Avraham Hochman
                                       Title: Chief Financial Officer
                                              Vice President, Finance



                                       By: /S/  EWA DON-SIEMION
                                           ----------------------------------
                                       Name: Ewa Don-Siemion
                                       Title: Vice President, Legal